                                                                    EXHIBIT 99.1



                            CERTIFICATION PURSUANT TO
                             18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002


In connection with the Annual Report of New China Homes, Ltd., a Cayman Islands company (the "Company") on Form 20-F for the period ending March 31 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Peggy Pui Ki Ng, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

     (1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     (2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.



/s/ Peggy Pui Ki Ng
-----------------------------------
Peggy Pui Ki Ng                                            Date: 28 January 2003
Chief Executive Officer